Exhibit (g)(4)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

)
	)	Consolidated
IN RE ALLOS THERAPEUTICS, INC.	)	C.A. No. 6714-VCN
SHAREHOLDERS LITIGATION	)
	)	CONFIDENTIAL
	)	FILED UNDER SEAL
)

VERIFIED SECOND AMENDED CLASS ACTION

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Plaintiffs Hoyan Lam, Offer Ellbogen and Stanley Bondarowicz (“Plaintiffs”), by their attorneys, allege upon information and belief, except for their own acts, which are alleged on knowledge, as follows:

1. Plaintiffs bring this class action on behalf of the public stockholders of Allos Therapeutics, Inc. (“Allos” or the “Company”) against Allos’ Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their ongoing efforts to sell the Company to Spectrum Pharmaceuticals, Inc. (“Spectrum”) by means of an unfair process and for an unfair price.

2. On April 5, 2012, Spectrum and the Company announced a definitive agreement under which Spectrum, through its wholly owned subsidiary, Sapphire Acquisition Sub, Inc. (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of Allos for $1.82 per share in cash per share plus one Contingent Value Right (CVR) that, if Allos’ drug FOLOTYN obtains certain European regulatory approval and commercialization milestones, would entitle Allos shareholders to receive an additional payment of $0.11 per share in cash (the “Proposed Transaction”).

3. The upfront portion of the Proposed Transaction is valued at a mere $108 million net of Allos’ $98 million cash balance at the end of 2011. The acquisition is expected by the Company and Spectrum to be accretive to Spectrum on a cash basis in the fourth quarter of 2012.

4. The Board has breached its fiduciary duties to Allos shareholders by agreeing to the Proposed Transaction for grossly inadequate consideration. The Proposed Transaction is the result of an unfair sales process that appears to give only Spectrum the opportunity to acquire the Company. The Proposed Transaction was also driven by self-interested directors and officers who stand to receive lavish change of control payments, as well as cashing out their restricted stock holdings and options. Moreover, the transaction was pushed by Warburg Pincus (“Warburg”), Allos’ largest shareholder (holding approximately 24.4% of Allos’ outstanding stock, with two representatives on the Allos Board), as it sought to unload its large otherwise illiquid block of Company stock, as it had attempted to do in 2011 via the proposed merger with AMAG Pharmaceuticals, Inc. (“AMAG”) that was ultimately voted down by AMAG shareholders. Warburg, together with officers and directors of the Company, have entered into voting agreements, pursuant to which they have agreed with Spectrum to tender all of their Allos shares into the Spectrum tender offer and, if necessary, to vote all of their Allos shares in favor of the Proposed Transaction, and against any competing acquisition proposal, which collectively amounts to a “lock up” of 25.3% of Allos’ outstanding common stock (the “Tender Agreements”).

5. As described in more detail below, given Allos’ recent strong performance as well as its substantial growth prospects, the consideration shareholders will receive is inadequate and undervalues the Company. Indeed, Wall Street analysts have criticized the deal and at least one has set a price target for Allos well above the Proposed Transaction value. Moreover, the price

Allos shareholders are to receive in the Proposed Transaction is well below the $2.20 per share price that Spectrum offered to Allos on September 15, 2011, which was made in the context of the merger that was then pending between Allos and AMAG Pharmaceuticals, Inc. (which was the subject of the prior Complaints in this litigation, but was terminated). Further facts demonstrating the unfairness of the price Allos shareholders are to receive in the Proposed Transaction are detailed below.

6. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with the Tender Agreements and other deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated April 4, 2012 (the “Merger Agreement”), Defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even continuing discussions and negotiations with potential acquirers; (ii) a provision that provides Spectrum with three business days to match any competing proposal in the event one is made; (iii) a provision that requires the Company to pay Spectrum a termination fee of $7.5 million in order to enter into a transaction with a superior bidder; and (iv) an amendment to the Company’s poison pill embodied in an Amendment to Rights Agreement between Allos and Mellon Investor Services LLC (the “Poison Pill Amendment”) dated April 4, 2012, eliminating the poison pill as a barrier to the Proposed Transaction while, at the same time, leaving it in place as a barrier to any potential competing acquisition offer. These provisions, together with the Tender Agreements, substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Allos to anyone other than Spectrum.

7. On April 16, 2012, Spectrum commenced the Tender Offer and the Company filed its Recommendation Statement on Schedule 14D-9 with the SEC (the “14D-9” or “Recommendation Statement”) in connection with the Proposed Transaction which further demonstrates that the transaction is not the result of a fair process. Moreover, the 14D-9 is plagued with disclosure violations rendering the Plaintiffs and other public shareholders unable to make an informed decision on how to tender their shares.

8. The Individual Defendants have breached their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing, and Allos, Spectrum and Merger Sub have aided and abetted such breaches by Allos’ directors and officers. Plaintiffs seek to enjoin the Proposed Transaction unless and until Defendants cure their breaches of fiduciary duty.

THE PARTIES

9. Plaintiff Hoyan Lam is, and has been at all relevant times, the owner of shares of common stock of Allos.

10. Plaintiff Offer Ellbogen is, and has been at all relevant times, the owner of shares of common stock of Allos.

11. Plaintiff Stanley Bondarowicz is, and has been at all relevant times, the owner of shares of common stock of Allos.

12. Allos is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at11080 CirclePoint Road, Suite 200 Westminster, Colorado 80020.Allos is a biopharmaceutical company that works to develop and commercialize innovative anti-cancer therapeutics. Allos’ primary product is the drug FOLOTYN® (pralatrexate injection), which is approved in the U.S. for the treatment of patients with relapsed or refractory peripheral T-cell Lymphoma (3PTCL´).

13. Defendant Paul L. Berns (“Berns”) has been the President, Chief Executive Officer, and a director of the Company since March 2006. As reported in an April 9, 2012 article in The Deal Pipeline, Berns was “installed [as] chief executive” in 2006 by Warburg Pincus, Allos’ largest shareholder, with two representatives on the Board (Defendants Gonzalo and Leff). Warburg Pincus is Allos’ largest shareholder, owning or controlling 26,124,430 shares of Allos common stock, amounting to 24.4% of the Company’s outstanding shares. Warburg Pincus’ desire to quickly monetize its large, otherwise illiquid block of Allos stock motivated it (and its two Board representatives) to drive and support the Proposed Transaction and lock it up through its agreement to tender its shares to Spectrum and the other preclusive deal protection devices set forth herein. With its large, relatively illiquid 26+ million share block of Allos stock, Warburg’s interests were not aligned with those of Allos’ public shareholders, as the public shareholders, unlike Warburg, were not under restrictions (such as Rule 144 limitations on volume and manner of sale) inhibiting their achievement of liquidity.

14. Defendant Cecilia Gonzalo (“Gonzalo”) has been a director of the Company since December 2011. Gonzalo is a Managing Director at Warburg Pincus LLC and a General Partner of Warburg Pincus & Co., where she focuses on healthcare investments in the biotechnology, pharmaceuticals and healthcare services sectors, and serves on the Board as a representative of Warburg Pincus. Gonzalo has wrongfully put the interests of Warburg ahead of Allos and its public shareholders in connection with the Proposed Transaction.

15. Defendant Jonathan S. Leff (“Leff”) has been a director of the Company since March 2005. Leff serves as a General Partner of Warburg Pincus & Co. and as a Managing Director and Member of Warburg Pincus LLC, and serves on the Board as a representative of Warburg Pincus. Leff has wrongfully put the interests of Warburg ahead of Allos and its public shareholders in connection with the Proposed Transaction.

16. Defendant Stephen J. Hoffman (“Hoffman”) has served as director of the Company since 1994 and as the Chairman of the Board since December 2001. From July 1994 to December 2001, Hoffman served as the Company’s President and Chief Executive Officer.

17. Defendant Jeffrey R. Latts (“Latts”) has been a director of the Company since April 2007.

18. Defendant Joseph L. Turner (“Turner”) has been a director of the Company since February 2012.

19. Defendant David M. Stout (“Stout”) has been a director of the Company since March 2009.

20. Defendants referenced in ¶¶ 13 through 19 are collectively referred to as Individual Defendants and/or the Board.

21. Defendant Spectrum is a Delaware corporation with its headquarters located at 11500 S. Eastern Avenue, Suite 240, Henderson, Nevada 89052. Spectrum is a biotechnology company with a primary focus in hematology and oncology. Spectrum acquires, develops and commercializes a broad and diverse pipeline of late-stage clinical and commercial products.

22. Defendant Sapphire Acquisition Sub, Inc.is a Delaware corporation wholly owned by Spectrum that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

23. By reason of Individual Defendants’ positions with the Company as directors (and, in Berns’ case, also as an officer), they are in a fiduciary relationship with Plaintiffs and the other public shareholders of Allos and owe to them duties of loyalty, good faith, due care and candor.

24. To diligently comply with their fiduciary duties, the Individual Defendants were obligated to not take any action that:

(a) adversely affects the value provided to the Company’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the Company or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the Company’s shareholders; or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

25. In accordance with their duties of loyalty and good faith, the Individual Defendants were obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the Company; or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

26. Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, due care and candor owed to Plaintiffs and other public shareholders of Allos.

CLASS ACTION ALLEGATIONS

27. Plaintiffs bring this action on their own behalf and as a class action on behalf of all owners of Allos common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

28. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of April 17, 2012, Allos has approximately 106.96 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties of undivided loyalty, candor, good faith or due care with respect to Plaintiffs and the other members of the Class in connection with the Proposed Transaction;

(ii)	Have the Individual Defendants breached their fiduciary duty to seek and obtain the best price realistically attainable under the circumstances for the benefit of Plaintiffs and the other members of the Class in connection with the Proposed Transaction;

(iii)	Have the Individual Defendants breached any of their other fiduciary duties to Plaintiffs and the other members of the Class in connection with the Proposed Transaction, including the duties of independence, diligence, honesty and fair dealing;

(iv)	Have the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(v)	Whether Plaintiffs and the other members of the Class would be irreparably harmed were the Proposed Transaction consummated.

(vi)	Have Allos, Spectrum, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(vii)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c) Plaintiffs are committed to prosecuting this action, are adequate representatives of the Class, and have retained competent counsel experienced in litigation of this nature.

(d) Plaintiffs’ claims are typical of those of the other members of the Class.

(e) Plaintiffs have no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class could create a risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the parties opposing the Class.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(h) Plaintiffs anticipate that there will be no difficulty in the management of this litigation as a class action. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

FURTHER SUBSTANTIVE ALLEGATIONS

Spectrum Background

29. Spectrum is a biotechnology company with a primary focus in hematology and oncology. Spectrum acquires, develops and commercializes a broad and diverse pipeline of late-stage clinical and commercial products. In the United States, Spectrum markets two oncology drugs, ZEVALIN and FUSILEV, and has two drugs, apaziquone and belinostat, in late stage development along with a diversified pipeline of novel drug candidates.

30. ZEVALIN is currently approved for sale in more than 40 countries. In April 2011, Spectrum received two FDA approvals for FUSILEV for the use of FUSILEV in combination with 5-fluorouracil in the palliative treatment of patients with advanced metastatic colorectal cancer, and for a “Ready-To-Use,” or RTU, formulation of FUSILEV. Apaziquone is being studied in two large Phase 3 clinical trials for non-muscle invasive bladder cancer, or NMIBC, under strategic collaborations with Allergan, Inc., Nippon Kayaku Co. Ltd., and Handok Pharmaceuticals Co. Ltd. Belinostat is being studied in multiple indications including a Phase 2 registrational trial for relapsed or refractory peripheral T-cell lymphoma, or PTCL, under a strategic collaboration with TopoTarget A/S.

Allos Background

31. Allos is a biopharmaceutical company that develops and commercializes innovative anti-cancer therapeutics. Allos is currently focused on the development and commercialization of FOLOTYN(pralatrexate injection), a folate analogue metabolic inhibitor. FOLOTYN targets the inhibition of dihydrofolatereductase, or DHFR, an enzyme critical in the folate pathway, which interferes with DNA and RNA synthesis and triggers cancer cell death. FOLOTYN is approved in the U.S. for the treatment of patients with relapsed or refractory peripheral T-cell Lymphoma (3PTCL´).

32. The Company began making FOLOTYN available for commercial sale in the United States in October 2009 and commenced their commercial launch of FOLOTYN in January 2010. In May 2011, Allos entered into a strategic collaboration agreement with Mundipharma to develop FOLOTYN. Under the Mundipharma Agreement, Allos retained full commercialization rights for FOLOTYN in the United States and Canada, with Mundipharma having exclusive rights to commercialize FOLOTYN in all other countries in the world. Allos received an upfront payment of $50.0 million upon execution of the Mundipharma Agreement, and stands to receive potential regulatory milestone payments of up to $21.5 million and commercial progress- and sales-dependent milestone payments of up to $289.0 million. Included in the $21.5 million of potential regulatory milestone payments is a $14.5 million milestone payment related to obtaining conditional approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL in the European Union. In the event Mundipharma achieves the first reimbursable commercial sale of FOLOTYN in at least three major market countries in the European Union, Allos would receive a milestone payment from Mundipharma of $10.0million. Allos and Mundipharma are to jointly fund worldwide development costs, initially on a 60:40 basis, respectively, which will change to a 50:50 basis if FOLOTYN is approved for relapsed or refractory PTCL in the European Union.

33. As described in the Company’s latest Annual Report, the Company may also seek regulatory approval to market FOLOTYN for the treatment of patients with relapsed or refractory PTCL in Japan and other countries. As stated in the Annual Report:

Mundipharma has also submitted applications seeking regulatory approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL in Australia, South Korea and Switzerland and may submit additional applications in Japan and other countries.

There is a high unmet medical need with no approved agents in either Europe or Japan for the treatment of patients with relapsed or refractory PTCL. We estimate the annual incidence of PTCL in the top five European markets (Germany, France, Italy, Spain and the United Kingdom) to be approximately 6,000 to 7,000 patients, with an estimated prevalence of 4,500 to 6,000 second-line PTCL patients. Likewise, based on our internal research, we estimate the incidence of PTCL in Japan to be approximately 3,700 to 4,100 patients, with an estimated prevalence of 2,800 to 3,500 second-line PTCL patients.

34. Such promising growth opportunities would have substantially benefited Allos shareholders but for the Proposed Transaction, but will instead inure to Spectrum’s benefit if the Proposed Transaction is completed.

35. The Proposed Transaction is not the first time the Individual Defendants have tried to sell the Company at an unfairly low price. On July 20, 2011, Allos and AMAG announced a merger agreement in which Allos shareholders were offered a fixed ratio of 0.128 shares of AMAG common stock for each share of Allos common stock. At that time, the deal valued Allos at $2.44 a share, far more than the price Spectrum is now offering.

36. Moreover, the price Allos shareholders are to receive in the Proposed Transaction is well below the $2.20 per share price that Spectrum offered to Allos on September 15, 2011, which was made in the context of the then-pending merger between Allos and AMAG (which was subsequently terminated following a negative vote by AMAG’s shareholders). The merger that had been proposed between Allos and AMAG was the subject of the prior Complaints in this litigation, and confidential discovery materials received by Plaintiffs that have informed Plaintiffs’ investigation resulting in the instant Second Amended Complaint.

The Flawed Process Leading To The Proposed Transaction

37. As described in the Recommendation Statement, while the merger with AMAG was pending Spectrum and the Company entered into discussions that culminated in an offer from Spectrum of $2.20 per share, comprised of $1.50 in cash and $0.70 in Spectrum stock. This offer was eventually withdrawn by Spectrum on October 7, 2011, though no information is disclosed in the Recommendation Statement as to why Spectrum withdrew. After AMAG shareholders voted down the proposed initial transaction, the Company embarked on a flawed and limited process that led to the Board’s agreement to enter into the Proposed Transaction. Given the fact that the Company’s primary product, FOLOTYN, is on the verge of potentially being approved in Europe by the European Medicines Association (“EMA”) for profitable indications relating to PTCL as soon as this month (April 2012), and its otherwise bright outlook for growth, it is unclear what is the rationale for pressing forward with this transaction at an inadequate price at this point in time. The only beneficiaries appear to be self-interested Allos executive officers and directors and Warburg, as it once again attempts, as it tried with the AMAG transaction, to unload its very large and illiquid block of Allos stock. In that regard, the Board has repeated mistakes it made in the AMAG transaction by failing to provide adequate protections against Warburg’s conflict of interest and allowing defendant Leff, a Warburg designee, to sit on the supposedly independent Transaction Committee. Given the fact that Leff, during the AMAG negotiations, was improperly allowed to lead the negotiations conducted by the Transaction Committee at certain critical junctures when Warburg’s interests were simultaneously being negotiated (in particular the registration rights Warburg would receive for its large block of stock, which would enable Warburg to unload its shares without Rule 144 limitations on volume and manner of sale), a conflict that Plaintiffs criticized during this litigation, it is a significant flaw in the process to see this mistake effectively repeated.

38. Also it appears from the Recommendation Statement that the Board made a potentially critical error regarding negotiations with one persistently interested bidder, the entity referred to as Company X. Near the end of the process, on April 2, 2012, while Company X was still expressing its interest in acquiring the Company, the Board unreasonably determined not “to inform Company X that it was in discussions with another party or to request Company X improve its proposed purchase price prior to the execution of the draft Merger agreement.” (Recommendation Statement at p. 27). No plausible explanation is provided for this failure on the Board’s part. Common sense would dictate that Company X may well have improved its offer had it been made aware that it was in a competitive situation. Instead, the Board unreasonably left Company X in the dark, giving it no reason to increase its offer, thus denying Allos shareholders the prospect of a higher bid.

39. Furthermore, the Proposed Transaction was driven not only by Warburg and its desire to quickly liquidate its large Allos block, but also by self-interested directors and officers of Allos. Under their employment contracts, defendant Berns and other key members of Allos’ management will receive lavish compensation, benefits or change of control and severance benefits in amounts material to them, as admitted in the Recommendation Statement and detailed below, upon termination of their employment with Allos, as follows:

Name	Benefit	Termination Without Just Cause or Resignation With Good Reason (More than 1 Month Prior to or 12 Months After the Acceptance Time)		Termination Without Just Cause or Resignation With Good Reason (Within 1 Month Prior to or 12 Months After the Acceptance Time)
Paul L. Berns	Cash Payments
	Cash Severance	$1,442,006	(1)	$1,922,674	(2)
	Target Bonus for Year of Separation	$118,988		$118,988
	Benefits and Perquisites
	Accrued Sick Leave	$33,500		$33,500
	Benefits Continuation	$26,750		$54,414
	Outplacement Assistance	$15,000		$15,000
	Excise Tax Gross-Up (Estimated)	$—		$—
	Total Payments Upon Termination	$1,636,244		$2,144,576
David C. Clark	Cash Payments
	Cash Severance	$134,696	(3)	$350,208	(4)

	Target Bonus for Year of Separation	$—		$22,081
	Benefits and Perquisites
	Accrued Sick Leave	$15,283		$15,283
	Benefits Continuation	$13,375		$26,750
	Outplacement Assistance	$—		$7,500
	Total Payments Upon Termination	$163,354		$421,822
Bruce A. Goldsmith	Cash Payments
	Cash Severance	$333,638	(5)	$750,686	(6)
	Target Bonus for Year of Separation	$—		$45,579
	Benefits and Perquisites
	Accrued Sick Leave	$20,532		$20,532
	Benefits Continuation	$26,750		$40,125
	Outplacement Assistance	$—		$11,250
	Total Payments Upon Termination	$380,920		$868,172
Marc H. Graboyes	Cash Payments
	Cash Severance	$357,205	(5)	$803,712	(6)
	Target Bonus for Year of Separation	$—		$48,798
	Benefits and Perquisites
	Accrued Sick Leave	$21,982		$21,982
	Benefits Continuation	$17,819		$26,728
	Outplacement Assistance	$—		$11,250
	Total Payments Upon Termination	$397,006		$912,470
Charles Q. Morris	Cash Payments
	Cash Severance	$443,415	(5)	$997,684	(2)
	Target Bonus for Year of Separation	$—		$60,576
	Benefits and Perquisites
	Accrued Sick Leave	$27,287		$27,287
	Benefits Continuation	$26,750		$40,125
	Outplacement Assistance	$—		$11,250
	Total Payments Upon Termination	$497,452		$1,136,922
Bruce K. Bennett, Jr.	Cash Payments
	Cash Severance	$145,166	(3)	$377,430	(4)
	Target Bonus for Year of Separation	$—		$23,798
	Benefits and Perquisites
	Accrued Sick Leave	$16,750		$16,750
	Benefits Continuation	$13,375		$26,750
	Outplacement Assistance	$—		$7,500

	Total Payments Upon Termination	$175,291		$452,228
Michael E. Schick	Cash Payments
	Cash Severance	$166,410	(3)	$432,665	(4)
	Target Bonus for Year of Separation	$—		$27,280
	Benefits and Perquisites
	Accrued Sick Leave	$20,481		$20,481
	Benefits Continuation	$13,375		$26,750
	Outplacement Assistance	$—		$7,500
	Total Payments Upon Termination	$200,266		$514,676

40. Additionally, defendant Berns will at the close of the Proposed Transaction receive $1,898,182 for his restricted stock further evidencing his self-interest and compromising his ability to objectively exercise his fiduciary duties. The other Individual Defendants and key members of Allos management will likewise receive material amounts of money for their restricted stock, as detailed in the following table:

Name	Number of Restricted Stock Units	Consideration Payable in Respect of Restricted Stock Units
Paul L. Berns	1,042,957	$1,898,182
Joseph L. Turner	55,000	$100,100
Stephen J. Hoffman	90,000	$163,800
Jeffrey R. Latts	55,000	$100,100
Jonathan S. Leff	55,000	$100,100
David M. Stout	35,000	$63,700
Cecilia Gonzalo	—	$—
Bruce A. Goldsmith	304,488	$554,168
Marc H. Graboyes	450,195	$819,355
Charles Q. Morris	563,835	$1,026,180
David C. Clark	178,252	$324,419
Bruce K. Bennett, Jr.	135,677	$246,932
Michael E. Schick	244,548	$445,077

41. Further, each of the Individual Defendants are to be given material indemnification and insurance benefits in the Proposed Transaction, including, inter alia, a commitment by Spectrum and the Company to maintain a “tail policy” covering the Individual

Defendants with respect to their acts and omissions as directors, officers, employees or agents of the Company, including in connection with breaches of fiduciary duty pertaining to the Proposed Transaction and otherwise.

The Proposed Transaction

42. In a press release dated April 5, 2012, the Company announced that it had entered into the Merger Agreement with Spectrum pursuant to which Spectrum, through Merger Sub, will commence a tender offer to acquire all of the outstanding shares of the Company for $1.82 per share in cash, along with a Contingent Value Right (CVR) to receive an additional $0.11 per share in cash if certain regulatory approvals and commercialization milestones for FOLOTYN are achieved in Europe. In particular, the CVR will entitle each Allos stockholder to an additional payment of $0.11 per share in cash if FOLOTYN obtains conditional approval for the treatment of patients with relapsed/refractory PTCL in Europe in 2012 and achieves its first reimbursable commercial sale in at least three major EU markets by December 31, 2013. The CVR will not be publicly traded. Although J.P. Morgan, Allos’ financial advisor, considered and applied “the risk adjusted present value of the contingent consideration,” Defendants have wrongfully failed to disclose this (and other) material information in the Recommendation Statement.

43. The Proposed Transaction significantly undervalues Allos common stock. For example, Allos stock had been trading well in excess of the Proposed Transaction offer price of $1.82 through the first three quarters of 2011. In fact, as recently as September 30, 2011, Allos’s stock closed at $1.83 per share. Allos closed at $1.94 on September 23, 2011, and at $2.06 on July 19, 2011, $2.20 on June 28, 2011, and $3.07 on April 15, 2011.

44. The Proposed Transaction provides only a minimal premium to the Company’s public stockholders of just 27.27%, based on Allos’ closing price of $1.43 per share on April 4, 2012, the day before the Proposed Transaction was announced. This does not represent a fair control premium for Allos shareholders.

45. Furthermore, Spectrum had previously offered $2.20 per share on September 15, 2011, with $1.50 per share in cash and $0.70 per share in shares of Spectrum. Before that offer, Spectrum had offered $2.00 per share on September 2, 2011,with $1.37 per share in cash and $0.63 per share in shares of Spectrum. The current offering of $1.82 per share is 9% less than Spectrum’s $2.00 per share offer and 17.27% less than Spectrum’s $2.20 per share offer.

46. According to Yahoo Finance, at least one Wall Street analyst had a price target of $2.50 per share before the Proposed Transaction was announced, and J.P. Morgan informed the Board that “price targets ranged from $2.50 per share to $3.00 per share”. On March 22, 2012, Zacks Investment Research upgraded Allos to Outperform, stating “we are positive on the deal inked by Allos in May 2011 with Mundipharma for the co-development and commercialization of Folotyn.... Furthermore, we view the termination of the deal with AMAG Pharmaceuticals (AMAG) as a positive for Allos as it will be able to focus its entire attention on marketing Folotyn more effectively. Moreover, the merger did not have enough strategic rationale behind it in the first place. In view of these positives, we believe that Allos is undervalued at current levels. We believe that the current price represents an attractive entry point for long term investors.”

47. Moreover, analysts have criticized the Proposed Transaction. For example, an April 10, 2012 article on StreetInsider.com reported that Brean Murray Carret & Co. analyst Brian Skorney stated, “We believe Spectrum is getting Allos for a ‘song’”.

48. In addition, the Proposed Transaction consideration fails to adequately compensate Allos’ shareholders for the significant synergies created by the merger. The Proposed Transaction is a strategic merger for Spectrum. “For Spectrum, this acquisition adds another diversified source of revenue, accelerates the development of our hematology franchise, and affirms our commitment to becoming a leader in the treatment of lymphoma,” said Rajesh C. Shrotriya, MD, Chairman, Chief Executive Officer and President of Spectrum in the press release announcing the Proposed Transaction. “ZEVALINO and FOLOTYNO are targeted to the same hematologists/oncologists for the treatment of different forms of lymphoma. Thus, we are well positioned to immediately leverage the combined strengths of the two companies, while expanding the number of cancer patients that can benefit from our products.” Despite the significant synergies inherent in the transaction for Spectrum, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Spectrum.

49. Indeed, Defendants have announced that Spectrum will benefit from “Synergies of $40 to $50 Million” that are expected in 2013. Spectrum will benefit from equal or greater synergies in subsequent years. Thus, Spectrum will recoup the cost of its acquisition of Allos within a mere two to three years from just synergies alone. In other words, the enterprise value placed on Allos in the Proposed Transaction amounts to only two to three years of synergies to Spectrum, further demonstrating the unfairness of the price to Allos shareholders.

50. Moreover, Spectrum CEO Raj Shrotriya said, on the April 4, 2012, investor conference call on the Proposed Transaction, that, Spectrum’s takeover of Allos could result in Folotyn sales doubling to $100 million.

51. FOLOTYN generated more than $35 million in net sales in the United States in 2010, and generated $50 million in net sales in the United States in 2011. According to an article published by The Deal on April 9, 2012, FOLOTYN has a target patient population of approximately 200,000, and “solid sales numbers of $50 million to $100 million.”

52. Further demonstrating the unfairness of the price to Allos shareholders is the significant amount of net operating loss carryovers (NOLs) that Allos has, but which will be going to Spectrum in the Proposed Transaction and will inure to the benefit of Spectrum, a profitable company. In a July 19, 2011, presentation to the Allos Board by the Company’s financial advisor, J.P. Morgan, Allos’ existing and projected NOLs as a stand-alone entity were valued at a present value of $66 million to $76 million, with a midpoint of $71 million — which represents approximately two thirds of the enterprise value placed on Allos in the Proposed Transaction.

53. In addition, the enterprise (or firm) value of Allos in the Proposed Transaction represents a multiple of only approximately 1.40 times Allos’ expected revenue in 2013 (approximately $73 million based on analyst consensus estimates), which is below that of Allos’ peer companies. Indeed, this low multiple at which Allos is being valued in the Proposed Transaction is well below the multiples for this key metric (as of April 4, 2012, the day the Merger Agreement with Spectrum was entered into) of every company selected by J.P. Morgan to compare to Allos for purposes of valuing Allos in the AMAG deal, i.e., Avanir Pharmaceuticals, Inc. (4.19x), NeurogesX, Inc. (3.17x), Savient Pharmaceuticals, Inc. (2.31x), Spectrum (2.61x) and Cadence Pharmaceuticals, Inc. (1.53x). Moreover, it is well below the current multiples (as of April 17, 2012) of each of these companies selected by J.P. Morgan as comparable to Allos, i.e., Avanir Pharmaceuticals, Inc. (3.65x), NeurogesX, Inc. (3.34x), Savient Pharmaceuticals, Inc. (2.15x), Spectrum (1.93x) and Cadence Pharmaceuticals, Inc. (1.49x).

54. In its trading multiples analysis presented to the Board for the Proposed Transaction, J.P. Morgan applied a range for Firm Value/2013E Revenue of 1.30.x to 1.70x to the 2013E Revenue in the Company’s Base Case of $54.0 million. In its analysis, J.P. Morgan ignored both the higher revenue shown in the Company’s Sensitivity Forecast of $65.0 million and ignored the consensus equity research analysts 2013 revenue estimates of $72.7 million. Further, in choosing this Firm Value/2013E Revenue range of 1.30.x to 1.70x, J.P. Morgan ignored three of the companies that it deemed as comparable to the Company. J.P. Morgan stated that in establishing this reference range, it “considered only those companies that had products which had been on the market for at least one year and which were approved for a relatively narrow specialty market,” as a purported rationale for excluding the comparable companies trading at much higher revenue multiples (Savient Pharmaceuticals, Inc., NeurogesX, Inc. and Spectrum). After eliminating the companies with higher trading multiples, J.P. Morgan inexplicitly chose a range that starts at 1.30x — below the lowest observed multiple of any comparable company, 1.60x (Cadence Pharmaceuticals, Inc.). This obvious error must have been apparent to the Board, and it would be plainly unreasonable for the Board to rely on a range using a low end of 1.30x when the lowest multiple of any company deemed comparable to Allos was 1.60x. Applying a 1.60x multiple to the 2013 revenue in the Base Case forecast of $54.0 million results in an implied per share price of approximately $1.63. Applying a 1.60x multiple to the 2013 revenue in the Sensitivity Forecast of $65.0 million results in an implied per share price of approximately $1.78. Applying a 1.60x multiple to the 2013 revenue from the consensus equity research analyst estimates of $72.7 million results in an implied per share price of approximately $1.89. These figures compare to the low end of the price range based on 2013E revenue calculated by J.P. Morgan of a mere $1.45 per share, and evidence the unduly low valuation of Allos put forth by J.P. Morgan in support of the supposed “fairness” of the Proposed Transaction. The upper end of J.P. Morgan’s range based on 2013E revenue, i.e., only $1.65, is also unduly low, as explained below.

55. J.P. Morgan previously performed a fairness opinion related to the Company’s intended merger with AMAG. In its fairness opinion found in the S-4 issued on August 23, 2011 by AMAG, J.P. Morgan completed a trading multiples analysis that included the six companies it deemed as comparable to Allos: the five it also lists as comparable companies in its fairness opinion related to the Spectrum merger, plus Avanir Pharmaceuticals, Inc. (“Avanir”), a comparable company to Allos that plainly should have been included in J.P. Morgan’s trading multiples analysis of the Proposed Transaction, as the Board must have known based on J.P. Morgan’s presentation to the Board on July 19, 2011 at which Avanir’s comparability to Allos was discussed, as well as from the Board’s own knowledge. Like Allos, Avanir is a company with a limited product portfolio and one key product (Neudexta) for a narrow specialty market (pseudobulbar affect) on the market for more than one year. Avanir’s firm value to 2013E revenue multiple was 3.65x as of its April 17, 2012 closing stock price. Applying a 3.65x multiple to the Company’s 2013 revenue from the Base Case of $54.0 million results in an implied per share price of approximately $2.60. Applying a 3.65x multiple to the Company’s 2013 revenue from the Sensitivity Forecast of $65.0 million results in an implied per share price of approximately $2.96. Applying a 3.65x multiple to the Company’s 2013 revenue from the consensus equity research analyst estimates of $72.7 million results in an implied per share price of approximately $3.21. These figures compare to the high end of the price range based on

2013E revenue calculated by J.P. Morgan of a mere $1.65 per share, and further evidence the unduly low valuation of Allos put forth by J.P. Morgan and the unreasonableness of any reliance by the Board upon it.

56. Moreover, Avanir’s firm value to 2014E revenue multiple was 2.39x based on its April 17, 2012 closing stock price. Applying a 2.93x multiple to the Company’s 2014 revenue from the Base Case of $59.0 million results in an implied per share price of approximately $2.11. Applying a 2.39x multiple to the Company’s 2014 revenue from the Sensitivity Forecast of $75.0 million results in an implied per share price of approximately $2.45. Applying a 2.39x multiple to the Company’s 2014 revenue from the consensus equity research analyst estimates of $85.8 million results in an implied per share price of approximately $2.68. These figures compare to the high end of the price range based on 2014E revenue calculated by J.P. Morgan of only $1.58 per share, further demonstrating that J.P. Morgan’s valuation of Allos was unfairly low, as the Board undoubtedly knew.

The Preclusive Deal Protection Devices

57. In addition, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

58. Section 5.4(a) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Spectrum. Section 5.4(c) demands that the Company terminate any and all prior or on-going discussions with other potential acquirers, and § 5.4(d) includes a provision whereby Allos will not waive a standstill agreement.

59. Pursuant to § 5.4(b) the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Spectrum of the bidder’s identity and the terms of the bidder’s offer. Section 5.4(f) provides that should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with Spectrum in order to enter into the competing proposal, it must grant Spectrum three business days in which the Company must negotiate in good faith with Spectrum(if Spectrum so desires) and allow Spectrum to amend the terms of the Merger Agreement so that the competing bid no longer constitutes a Superior Offer, as defined in the Merger Agreement. In other words, the Merger Agreement gives Spectrum access to any rival bidder’s information and allows Spectrum a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Spectrum and piggy-back upon the due diligence of the foreclosed second bidder.

60. The Merger Agreement also provides that a termination fee of $7.5 million must be paid to Spectrum by Allos if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a large naked premium for the right to provide the shareholders with a superior offer.

61. Concurrently with the execution of the Merger Agreement, Spectrum entered into voting agreements with directors and named executive officers of Allos and Warburg Pincus Private Equity VIII, L.P., Warburg Pincus & Co., Warburg Pincus Partners, LLC, pursuant to which such stockholders have agreed to tender all of the Allos shares beneficially owned and to vote the shares of Allos common stock owned by them in favor of the adoption of the Merger Agreement and against any alternative acquisition proposal. Accordingly, 27.2% of Allos’ common stock is already “locked up” in favor of the Proposed Transaction.

62. Warburg Pincus owns or controls 26,124,430 shares of Allos common stock, amounting to 24.4% of the Company’s outstanding shares. Warburg Pincus’ desire to quickly monetize its large, relatively illiquid block of Allos stock motivated it to drive and support the Proposed Transaction and lock it up through its agreement to tender its shares to Spectrum and to vote against any alternative deal, as well as the other preclusive deal protection devices set forth herein.

63. Spectrum is also the beneficiary of a “Top-Up” provision that ensures that Spectrum gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Spectrum receives more than 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Spectrum fails to acquire the 90% plus one threshold of shares required, the Merger Agreement also contains a “Top-Up” provision that grants Spectrum an option to purchase additional shares from the Company in order to reach the threshold required to effectuate a short-form merger. The exercise price for the Top-Up can be paid by Spectrum through the delivery of a non-negotiable and non-transferable promissory note, bearing interest at 6% per annum, with principal and interest not due until one year after the purchase of such Shares, and prepayable in whole or in part without premium or penalty.

64. In addition, in connection with the Merger Agreement, the Company revealed that it had entered into the Poison Pill Amendment granting a limited exemption only to Spectrum to exceed the poison pill’s ownership limitations. As stated in a Form 8-K filed with the SEC on April 6, 2012:

On April 4, 2012, the Company adopted an amendment (the “Amendment”) to the Rights Agreement, dated as of May 6, 2003 (as amended, the “Company Rights

Agreement”), by and between the Company and Computershare Shareowner Services (f/k/a Mellon Investor Services LLC), as rights agent, to, among other matters, provide that (i) none of Parent, any of its stockholders nor any of their respective Affiliates or Associates (as such terms are defined in the Company Rights Agreement), shall be deemed to be an Acquiring Person (as defined in the Company Rights Agreement) as a result of the execution, delivery or performance of the Merger Agreement or the Support Agreements, the commencement or consummation of the Offer, the consummation of the Merger and the other transactions contemplate by the Merger Agreement and the Support Agreements (the “Contemplated Transactions”), (ii) neither a Shares Acquisition Date (as defined in the Company Rights Agreement) nor a Distribution Date (as defined in the Company Rights Agreement) shall be deemed to occur as a result of the execution, delivery or performance of the Merger Agreement, the Support Agreements, the commencement or consummation of the Offer or the consummation of the Merger or any of the other Contemplated Transactions, and (iii) the Company Rights will not separate from the Company Common Stock as a result of the execution, delivery or performance of the Merger Agreement, the Support Agreements or the commencement or consummation of the Offer, the consummation of the Merger or any of the other Contemplated Transactions.

This action effectively precludes any other person from launching a competing bid for Allos in a situation where the directors have decided to sell the Company and its shareholders no longer need the protection of a poison pill. Thus, the Poison Pill Amendment being limited to Spectrum lacks a proper corporate purpose and is an unnecessary and unreasonable deal protection device that serves only to insulate the Proposed Transaction from the potential for a superior alternative bid.

65. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

The Materially Misleading And Incomplete Recommendation Statement

66. In order to secure shareholder approval of this unfair Proposed Transaction, on April 16, 2012, Allos filed the materially misleading and incomplete Recommendation Statement with the SEC. The Recommendation Statement, which contains the Individual Defendants’ recommendation that Allos shareholders tender their shares in favor of the Proposed Transaction, misleadingly omits a substantial amount of material information regarding the unfair sales process, the unfair consideration, and the true intrinsic value of the Company. Among other deficiencies, the Recommendation Statement misleadingly omits material information concerning the financial projections, background of the Merger and the financial analyses conducted by Allos’ financial advisor set forth below, rendering shareholders unable to make an informed decision as to whether to tender their shares into Spectrum’s tender offer.

67. The omitted information described herein, if and when disclosed, would significantly alter the total mix of information available for consideration by the average Allos shareholder. As such, if Allos shareholders tender their shares based upon the inadequate and misleading Recommendation Statement they will be irreparably harmed.

Material Omissions Concerning Financial Projections

68. The Recommendation Statement fails to disclose material information concerning the probability-weighted projections of Allos’ financial performance that were prepared by Allos management. The Recommendation Statement states that, in preparing the projections, Allos management made “assumptions with respect to the probabilities of additional United States and foreign regulatory approvals for FOLOTYN,” and that Allos management “derived the probability-weighted projections of revenue, including the probability-weighted projections of net sales of FOLOTYN in the United States and the probability-weighted projections of milestones and royalties outside of the United States, operating profit and free cash flow for the Company by applying such probabilities to the Company’s management’s estimates of revenues and costs for FOLOTYN.” However, the Recommendation Statement wrongfully fails to disclose the approvals specifically included in the revenue projections, the probabilities assumed in the forecast that each approval is obtained, and the methodology used by management to determine the probability of approval. Shareholders need all material facts concerning the probability weighting of the Allos’ forecasts in order to meaningfully assess the value of the Company and to make an informed decision as to whether to tender their shares to Spectrum.

69. Also, the Recommendation Statement should, but does not, disclose whether the same probability weightings were used in the Base Case as well as the Sensitivity Forecast. To the extent that different probabilities were used the differences need to be disclosed.

70. The Recommendation Statement also fails to disclose the date the projections were initially prepared, whether and to what extent they were revised, and the dates of any such revisions.1 Also, for both sets of projections, product pricing assumptions, and expected reimbursement rates need to be disclosed.

71. In both the Sensitivity Forecast and Base Forecast tables for the Free Cash Flow entry, the tax payments, capital expenditures and change in net working capital assumed should be, but are not, disclosed.

[1]	Notably, in the AMAG deal, defendants wrongfully failed to disclose, inter alia, that Allos management had revised downward the Company’s forecasts. It was only through Plaintiffs’ litigation and settlement efforts that this material fact was ultimately disclosed (along with other previously undisclosed material facts).

72. The Non-Risk Adjusted U.S. Net Sales forecast is shown only for 2012 to 2020.2 However, this forecast should be disclosed through 2025 to match the length in the Base Case and Sensitivity Forecasts.

73. In the section titled “Important Information About The Company Prepared Financial Forecasts and Non-Risk Adjusted U.S. Net Sales Forecast” concerning “regulatory approval of a combination therapy of FOLOTYN plus Bexarotene of patients with relapsed or refractory CTCL in 2016 in the United States and Europe,” the probability assumed in the forecast that each approval is obtained and the methodology that was used by management to determine the probability of approval should be, but are not, disclosed.

74. In the same section, concerning “regulatory approval of FOLOTYN as first-line treatment for patients with PTCL in 2016 in the United States, in 2017 in Europe and Japan,” the probability assumed in the forecast that each approval is obtained and the methodology used by management to determine the probability of approval should be, but are not, disclosed.

75. In the same section, concerning “regulatory approval of FOLOTYN for the treatment of patients in 2012 in Europe... and in 2014 in Japan,” the probability assumed in the forecast that each approval is obtained and the methodology used by management to determine the probability of approval should be, but are not, disclosed.

[2]	The Recommendation Statement erroneously states that this forecast was provided to Spectrum “for the fiscal years from 2012 to 2010 [sic].”

Material Omissions Concerning the Financial Analyses Conducted by Allos’ Financial Advisor

76. The Recommendation Statement fails to disclose the underlying methodologies, key inputs and multiples relied upon and observed by J.P. Morgan, the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by J.P. Morgan and relied upon by the Board in recommending the Proposed Transaction. Specifically, the Recommendation Statement wrongfully fails to disclose:

(a) Which forecasts, specifically, were provided to J.P. Morgan and which were utilized by J.P. Morgan in arriving at its opinion.

(b) The number of equity research analysts used to determine the range of price targets listed in the Analyst Price Target section.

(c) In the Discounted Cash Flow Analysis, the “risk adjusted present value of the contingent consideration” should be, but is not, disclosed.

(d) In the Discounted Cash Flow Analysis, the calculation of the weighted average cost of capital should be disclosed together with a discussion of the assumptions used to complete the calculation, but this material information is wrongfully omitted.

(e) In the Discounted Cash Flow Analysis, it should be, but is not, disclosed whether a portion of the Company’s large cash balance as of March 31, 2012, was considered to be a non-operating asset, along with disclosure of its impact on the weighted average cost of capital and the discounted cash flow calculations.

(f) In the Trading Multiples Analysis the “limited product portfolio diversification” as it is used there in should be defined, and the number of products in the portfolio of each listed company should be, but is not, disclosed.

(g) In the Trading Multiples Analysis, disclosure should be made of the consensus equity research estimates for each listed company, but Defendants have omitted this material information.

77. In the Trading Multiples Analysis, J.P. Morgan indicates that the selected multiple range was based on the multiples observed from AMAG and Cadence Pharmaceuticals. Disclosure should be made as to how J.P. Morgan derived a multiple range of only 1.3x to 1.7x when AMAG’s and Cadence’s multiples were 1.7x and 1.6x, respectively.

78. In the Trading Multiples Analysis, the rationale for including Allos itself as one of the entities, and then using its 1.3x multiple as the low end of the 2013 range, should be explained but is not. This erroneous 1.3x multiple significantly distorted the analysis as discussed above with respect to the unfairness of the price and requires explanation. Also, for 2014, J.P. Morgan used a range of 1.10x to 1.40x, even though no company on the list has a multiple as low as 1.10x. An explanation as to how the ranges were determined needs to be disclosed.

79. As to J.P. Morgan’s prior work, the Recommendation Statement states that “In addition, J.P. Morgan’s commercial banking affiliate is an agent-bank and a lender under such revolving credit facility, for which it receives customary compensation or other financial benefits.” However, it fails to disclose what these “other financial benefits” are. The Recommendation Statement should disclose all conflicts and potential conflicts of J.P. Morgan.

Material Omissions Concerning The Background of the Offer

80. The Recommendation Statement states that on October 7, 2011 that Dr. Shrotiya of Spectrum sent a letter to Mr. Berns withdrawing Spectrum’s proposal to acquire the Company. However, the Recommendation Statement provides no information regarding what reasons were given for the withdrawal. Such material information needs to be disclosed.

81. The Recommendation Statement also fails at various points to provide any disclosures concerning how the Board arrived at valuations that it provided to potential bidders at which it stated that it would entertain a potential bid. For instance, on December 28, 2011 the Board authorized defendant Berns to deliver a letter to Company X stating that it would be prepared to sell the Company at a value in the range of $2.00-2.20 per share in up-front consideration. Likewise on January 6, 2012, the Transaction Committee authorized senior management to tell Company X that a proposed offer representing total consideration of $195 million may be acceptable. However, no information is provided as to how the Board arrived at such valuations, and it should be disclosed now.

82. The Recommendation Statement at various points in the Background section discusses, in the context of the Company continuing as a standalone company, the “likely need for additional future equity financing and the associated dilution.” However, there is no disclosure regarding how much additional financing Allos purportedly needed and the likely dilution that would result. This material information should be disclosed.

83. At various points the Recommendation Statement refers to concerns about the “conditionality” of Company X’s proposal but wrongfully fails to provide specific information regarding what the “conditionality” entailed.

84. Accordingly, Plaintiffs seek injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

85. Plaintiffs repeat and reallege all previous allegations as if set forth in full herein.

86. The Individual Defendants have knowingly and recklessly and in bad faith violated their fiduciary duties of loyalty, good faith, candor and due care owed to the public shareholders of Allos and have acted to put their personal interests ahead of the interests of Allos shareholders.

87. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, candor and due care owed to the shareholders of Allos because, among other reasons:

(a) they failed to take steps to maximize the value of Allos to its public shareholders;

(b) they failed to properly value Allos;

(c) they failed to reasonably inform themselves as to the value of Allos; and

(d) they ignored or did not protect against the conflicts of interest resulting from the directors’ own interrelationships and connection with the Proposed Transaction, including that of the two Warburg Pincus directors on the Board who acted for Warburg’s benefit rather than Allos and its public shareholders.

(e) they failed to disclose material facts concerning the Proposed Transaction and value of Allos.

88. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Allos’ assets and will be prevented from benefiting from a value-maximizing transaction.

89. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

90. Plaintiffs and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against Allos, Spectrum, and Merger Sub)

91. Plaintiffs repeat and reallege all previous allegations as if set forth in full herein.

92. Defendants Allos, Spectrum, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

93. As a result, Plaintiffs and the Class members are being harmed.

94. Plaintiffs and the Class have no adequate remedy at law.

WHEREFORE, Plaintiffs demand judgment against Defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiffs as the Class Representatives and their counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiffs and the Class rescissory damages;

(D) directing that Defendants account to Plaintiffs and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of, or in the course of, their breaches of their fiduciary duties;

(E) awarding Plaintiffs the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiffs’ attorneys and experts; and

(F) granting Plaintiffs and the other members of the Class such further relief as the Court deems just and proper.

Dated: April , 2012	FARUQI & FARUQI, LLP

	By:	/s/ James P. McEvilly, III
James P. McEvilly, III (Del. Bar No. 4807)
20 Montchanin Road, Suite 145
Wilmington, DE 19807
Tel: (302) 482-3182
Fax: (302) 482-3612
Counsel for Plaintiffs

OF COUNSEL

Juan E. Monteverde

Shane T. Rowley

FARUQI & FARUQI, LLP

369 Lexington Avenue, 10th Floor

New York, New York 10017

Tel: (212) 983-9330 / Fax: (212) 983-9331

Email: srowley@faruqilaw.com

            jmonteverde@faruqilaw.com

Joseph E. Levi

Michael H. Rosner

LEVI & KORSINSKY, LLP

30 Broad Street, 24th Floor

New York, New York 10004

Tel: (212) 363-7500 / Fax: (212) 363-7171

Email: mrosner@zlk.com

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